

August 7, 2014

Via E-mail
Mr. Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer
Snyder's-Lance, Inc.
13024 Ballantyne Corporate Place
Charlotte, NC 28277

Re: Snyder's-Lance, Inc.
Form 10-K for the Fiscal Year ended December 28, 2013
Filed February 25, 2014
File No. 000-00398

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

Net Revenue, page 15

1.   We note your disclosure indicating branded revenue was negatively impacted by "significantly higher promotional spending" for the Lance branded sandwich crackers in an effort to mitigate the impact of increased competition. Given the nature of the item it appears you should expand your analysis of net revenue and gross margin to quantify the extent of the effect to comply with Item 303(a)(3)(i) of Regulation S-K.

Gain on the Sale of Route Businesses, Net, page 16

2.   We note your disclosure on page 29 pertaining to your fiscal 2011 plan to convert
company-owned employee-based direct-store-delivery (DSD) routes to an independent
business operator (IBO) distribution structure. You previously reported that you had sold
approximately one-third of the company-owned routes in 2011 and expected to sell the
remaining routes by the middle of 2012. Since that time, you have reported gains on
sales of route businesses in your Statements of Income and provide disclosure regarding
these transactions in Management's Discussion and Analysis (MD&A) on a net basis.

Please modify your disclosures as necessary to address the following points.

- Ensure that the line items reflecting these dispositions, and related disclosures
throughout your filing, include the term "net" where appropriate.

- Clarify the nature of the various transactions and quantify the related gains and
losses that resulted in the net gains reported for each period, distinguishing
between your initial IBO conversions and other transactions, consistent with the
guidance in Instructions 2, 3 and 4 to paragraph 303(a) of Regulation S-K.

- Describe the circumstances that typically lead up to or which are inherent in the
"ongoing routine route business sales activity" mentioned on page 16; clarify the
extent to which routes sold in these transactions are routes that had previously
been sold in your IBO conversions, i.e., reacquired and sold again.

- Indicate the extent to which the type of activity associated with the cash outflows
reported for route purchases on page 28 is expected to continue in the future.

3.   We note your Risk Factor disclosure on page 6, regarding the DSD network and the
IBOs, describing various circumstances that may lead to adverse financial results. Please
address in MD&A the extent to which your results of operations and liquidity have been
impacted due to repurchasing routes, write-offs and reserves against accounts receivable,
and any material costs you have incurred to attract and maintain IBOs.

Liquidity and Capital Resources, page 19

Investing Cash Flows, page 19

4.   Tell us the extent to which the counterparties in the transactions resulting in the cash
outflows for purchases of route businesses were IBOs, the extent to which such IBOs had
defaulted on their loans, and the number of routes underlying these cash outflows
disaggregated based on the type of circumstances for each period. Given your disclosure

about off-balance sheet arrangements on page 20, indicating such activity with IBOs has not been material, also noting you have been reporting significant route purchases and route sales since 2011, please address the reasons for the ongoing activity. Unless route repurchases under these arrangements are not material and have not had a material effect on subsequent route sales, you should disclose the reasons for any material year-over-year changes and the information required by Item 303(a)(4)(i)(C) of Regulation S-K.

Financial Statements and Supplementary Data, page 24

Note 1 - Operations and Summary of Significant Accounting Policies, page 29

Route Intangible Gains / Losses, page 31

5.   Please expand your disclosure pertaining to the computation of gains and losses to also encompass your accounting policy for recognizing the sale of routes. Please clarify how the completion of any services you are required to provide under distributor agreements, provisions of the guarantees mentioned on page 45, and your contingent obligation to repurchase routes under the loan service agreements mentioned on page 46, have been taken into account in determining the period in which route sales are booked.

Tell us whether you follow the guidance in FASB ASC 952-605-25 in accounting for the arrangements with IBOs. If not, please specify the literature that you have applied and explain how you determined that your distributor agreements do not constitute franchise agreements as defined in FASB ASC 952-605-20. In either case, please explain to us how your accounting policy compares to FASB ASC 952-605-25-1 through 25-4, 25-8, and 25-9, and provide us copies of the distributor agreements that you use.

Additionally, as it relates to the guidance in FASB ASC 952-605-25-2(a), please clarify whether you are entitled to recover from an IBO amounts you pay to a third-party financial institution under the guarantee provision and if so, please indicate the extent to which your historical collection efforts have been successful in this regard. Similarly, please explain to us whether you would view your requirement to repurchase the assets 30 days after default with a related party as a "refund" under this guidance.

6.   We note that you determine goodwill associated with the sale of a route based on the relative value of the route in comparison to the value of the entire company. Please address the following points.

•   Explain to us how you considered the extent of integration and length of time that acquired routes are held prior to sale, based on the guidance in FASB ASC 350-20-40-4 through 40-7, in attributing goodwill to routes that are sold.

- If routes are operated on a standalone basis or disposed of shortly after acquired, tell us how the gains on sales of route businesses, net, in your historical financial statements would differ under the referenced methodology.

- Submit a schedule listing the routes that were reacquired in each of the last three years, specifying the dates acquired and if applicable the dates subsequently sold, including the amounts ascribed and dates of these events.

Note 7 - Goodwill and Other Intangible Assets, page 37

7.   We note from your Statements of Cash Flows on page 28 that you spent $29.7 million, $28.5 million, and $31.4 million during 2013, 2012 and 2011to purchase route businesses, and from disclosures in Note 7 that you have allocated costs of these purchases to Routes and Goodwill. We also note from disclosures in Notes 13 and 14 that you made guarantees of third party loans collateralized by routes and entered into loan service agreements with related parties with route repurchase requirements, both related to financing these transactions. Please address the following points.

- Please explain to us (i) how you valued the reacquired routes, (ii) why there was goodwill as part of these transactions, (iii) the extent to which other assets were also acquired as part of these acquisitions, and (iv) how the methodology for valuing the reacquired routes compared to the methodology for determining their initial and any subsequent sales prices; clarify the extent to which the sales price multiples inherent in these transactions differed for individual routes and explain the reasons for any material variations.

- As it relates to your accounting for the acquisitions of routes under the guarantee and repurchase arrangements described in Notes 13 and 14, as may have occurred where a loan was in default, how you considered the guidance in FASB ASC 805-10-25-20 through 25-22 and 55-18 in determining the amounts ascribed to the route businesses acquired and the settlement of preexisting arrangements.

Note 13 - Commitments and Contingencies, page 45

Guarantees, page 45

8.   Tell us the fair value of the guarantees recorded each period and describe your efforts to adhere to the valuation objective outlined in FASB ASC 460-10-30-2(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief